VIA EDGAR

June 24, 2013

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn: Division of Corporation Finance

Re: Re: Corruven, Inc.

Registration Statement on Form S-1

Filed October 31, 2012

File No. 333-184669

Dear Ladies and Gentlemen:

At the request of Corruven, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated June 18, 2013 from Jay Ingram, Legal Branch Chief to the Commission to Alain Belanger, Chief Executive Officer of the Company, relating to Amendment No. 3 to the Registration Statement on Form S-1 of the Company filed with the Commission on June 10, 2013 (the “Third Amended Registration Statement”).  We have filed simultaneously with this response letter via EDGAR Amendment No. 4 to the Registration Statement (the “Fourth Amended Registration Statement”).

The numbered paragraphs below correspond to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.	Please file the purchase agreement as an exhibit to the registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Fourth Amended Registration Statement has been amended and updated to include as an exhibit the final purchase agreement and all amendments thereto relating to the purchase of the property located at 355 Chemin du Pouvoir, Edmundston, New Brunswick, Canada.

2.	It appears as though you have conducted numerous private placements during the course of registration. In light of the ongoing public offering, which commenced when you filed your registration statement on October 31, 2012, please explain how your concurrent private offerings did not involve general solicitation. Refer to Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations.

Response:

Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations, as well as SEC Release No. 33-8828, provide guidance on the question of whether or not an issuer’s private offering involves “general solicitation” when being run concurrently with an ongoing public offering under a registration statement. The analysis of the issue at hand focuses not on the “nature of the investors…instead…whether securities were offered and sold to the private placement investor through the means of a general solicitation in the form of the registration statement.1”

The Company is and was well aware of SEC Release No. 33-8828 and the issues underlying the concurrent offerings prior to the closing of any of the post Registration Statement private placements (the “Private Placements”). Each and every one of the investors involved in the Private Placements (the “Investors”): (i) was contacted by the Company or its representatives, no Investors contacted the Company on their own accord: (ii) maintained an existing business or personal relationship with the Company; or (iii) was contacted and introduced to the Company through the Company’s officers, directors or representatives. In addition, no advertisements or public solicitations of any kind (such as press releases, investor relation documents, etc.) were used in connection with the Registration Statement or the Private Placements.

Based upon the facts and circumstances surrounding the Company coming in contact with the Investors and the discussions and representations made by the Investors in the Private Placements, all of the Investors in the Private Placements: (i) became aware of the Private Placement through means other than the Registration Statement; (ii) were not identified or contacted through the “marketing” of the public offering underlying the Registration Statement; and (iii) did not independently contact the issuer as a result of any general solicitation by means of the Registration Statement.

*****

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at (760) 230-1617.

Professionally yours,

The Bingham Law Group, APC

/s/ The Bingham Law Group APC

__________________________

The Bingham Law Group, APC

Carlsbad, California

1 SEC Release No. 33-8828; IC-27922; File No. S7-18-07